

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 30, 2018

Matias Domeyko
Chief Executive Officer
Celulosa Arauco y Constitución S.A.
Avenida El Golf 150, 14th Floor
Santiago, Chile

> **Re: Celulosa Arauco y Constitución S.A.**
> **Registration Statement on Form F-4**
> **Filed April 24, 2018**
> **File No. 333-224412**

Dear Mr. Domeyko:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Karina V. Dorin at (202) 551-3763 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

John Reynolds
Assistant Director
Office of Natural Resources